Alussa Energy Acquisition Corp.

PO Box 500, 71 Fort Street

Grand Cayman KY1-1106

Cayman Islands

Telephone: +1345 949 4900

November 22, 2019

VIA EDGAR

Ronald Alper

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Alussa Energy Acquisition Corp.
Registration Statement on Form S-1
Filed November 1, 2019, as amended
File No. 333- 234440

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alussa Energy Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Monday, November 25, 2019, or as soon as thereafter practicable.

Very truly yours,

/s/ Daniel Barcelo
Daniel Barcelo
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Kirkland & Ellis LLP